UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

June 29, 2018
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT II, Inc.
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

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6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_____________________________________________________________________

Common Stock
(Title of each class of securities issued pursuant to Regulation A)
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Item 1. Fundamental Changes

Asset Acquisition

Parc Westborough

On June 29, 2018, Cottonwood Multifamily REIT II, Inc. (“we,” “our” or “us”) acquired a 99% interest in a joint venture that owns a 65% tenant in common interest in Parc Westborough. For information regarding this multifamily apartment community, please see our Form 1-U disclosing the identification of this property for investment.

Cottonwood Residential O.P., LP originally acquired the property from a third party seller for a purchase price of $65,500,000. We contributed $16,705,121 to acquire a 99% interest in CW Westborough Apartments, LLC, a joint venture with Cottonwood Residential O.P., LP that acquired a 65% tenant in common interest in the property. Please see the heading “The Form of Joint Venture Agreement” in our offering circular dated July 17, 2017 for the terms and conditions of the joint venture with Cottonwood Residential O.P., LP. CW Westborough 1031, LLC, a wholly owned subsidiary of Cottonwood Residential O.P., LP owns the remaining 35% tenant in common interest. Pursuant to the terms of the tenants in common agreement entered for this transaction certain decisions regarding the property including the sale or exchange of the property, entry into leases outside specified leasing parameters, any loan or loan modifications secured by the property, or the approval of any property management agreement must be made unanimously by the tenant in common owners while remaining decisions may be made with the approval or consent of the tenant in common holding more than 50% of the undivided interests in the property. Financing in the amount of $38,010,000 was put in place at the time of closing. See further discussion on financing below.

Financial Statements

(a) FINANCIAL STATEMENTS OF REAL ESTATE ACQUIRED

Since it is impracticable to provide the required financial information for Parc Westborough at the time of this filing and no financial statements (audited or unaudited) are available at this time, we hereby confirm that we intend to file the required financial statements on or before September 17, 2018 by amendment to this Form 1-U.

(b) PRO FORMA FINANCIAL INFORMATION

See paragraph (a) above.

Exhibits

Ex.	Name
6.1	PURCHASE AND SALE AGREEMENT, incorporated by reference to Exhibit 6.10 of the company’s post-qualification amendment no. 1 on Form 1-A (File no. 024-10615) filed July 5, 2018.

6.2	ASSIGNMENT OF PURCHASE AND SALE AGREEMENT, incorporated by reference to Exhibit 6.11 of the company’s post-qualification amendment no. 1 on Form 1-A (File no. 024-10615) filed July 5, 2018.

6.3	FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT, incorporated by reference to Exhibit 6.12 of the company’s post-qualification amendment no. 1 on Form 1-A (File no. 024-10615) filed July 5, 2018.

6.4	MASTER CREDIT FACILITY AGREEMENT, incorporated by reference to Exhibit 6.13 of the company’s post-qualification amendment no. 1 on Form 1-A (File no. 024-10615) filed July 5, 2018.

6.5	MULTIFAMILY NOTE (VARIABLE RATE), incorporated by reference to Exhibit 6.14 of the company’s post-qualification amendment no. 1 on Form 1-A (File no. 024-10615) filed July 5, 2018.

6.6	CONTRIBUTION AGREEMENT, incorporated by reference to Exhibit 6.15 of the company’s post-qualification amendment no. 1 on Form 1-A (File no. 024-10615) filed July 5, 2018.

Item 9. Other Events

Financing

On June 29, 2018 CW Westborough Apartments, LLC and CW Westborough 1031, LLC ("the tenant in common borrowers") closed on a newly formed credit facility from Berkadia Commercial Mortgage, LLC under the Fannie Mae credit facility program (the “Facility”). Pursuant to the terms of the Facility, the tenant in common borrowers obtained an advance secured against the real property owned by the investors. The advance was in the amount of $38,000,000, carries an interest-only term of 10 years and bears interest at a variable rate of LIBOR + 1.48% for a current all-in rate of 3.57% as of closing. A LIBOR rate hedging instrument was also purchased, providing a 2.75% cap on LIBOR, resulting in a maximum effective interest rate of 4.23%.

It is anticipated that we will finance future acquisition through this facility. The aggregate loan to value ratio for all advances made with respect to the Facility cannot exceed 65% at the time any advance is made. There is no limit on the amount that we can borrow under the Facility so long as we maintain the loan to value ratio and other requirements set forth in the Facility loan documents. Each advance will be cross-collateralized with the other advances. The Facility permits the joint ventures to sell the multifamily apartment communities that are secured by the Facility individually provided that certain debt coverage ratios and other requirements are met.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT II

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Executive Vice President, Secretary & General Counsel

Date:   July 6, 2018